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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25

                                                 Commission File Number: 0-26611

                           NOTIFICATION OF LATE FILING


 (Check One): [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

                        For Period Ended: March 31, 2000
                                -----------------

     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                For the Transition Period Ended:_________________

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Endless Youth Products, Inc.

Former name if applicable   _________________________

Address of principal executive office (STREET AND NUMBER)

3395 South Jones Blvd., Suite 208

City, State and Zip Code   Las Vegas, Nevada 89146


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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         Endless Youth Products, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-QSB for the Quarter Ended March 31, 2000 (the "Form 10-QSB") without unreasonable effort or expense because management of the Company has been spending time in Europe pursuing business opportunities and has been unable to effectively coordinate with the Company's accountants. The Form 10-QSB is currently being prepared and will be filed no later than the fifth calendar day following the May 15, 2000 due date of the Form 10-QSB.

         For the quarter ended March 31, 2000, the Company expects to report that it had net income of approximately $29,000 as compared to net income of $101,915 for the quarter ended March 31, 1999. Net income per share for the quarter ended March 31, 2000 is expected to be $0.01 on a basic and diluted basis, as compared to net income per share of $0.03 on a basic and diluted basis for the quarter ended March 31, 1999. The Company believes that such decrease in net income is attributable primarily to the fact that the Company has sold the licensing rights for its major product line and is no longer involved in the marketing and distribution of the product, as it had been in the quarter ended March 31, 1999.

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Neal K. Wallach            (702) 248-1005
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            (Name)          (Area Code) (Telephone Number)

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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please see Exhibit A attached hereto and forming a part hereof.

Endless Youth Products, Inc.
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(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 2000                        By: /s/ NEAL K. WALLACH
                                             --------------------------
                                             Name:  Neal K. Wallach
                                             Title: Chief Executive Officer


         INSTRUCTION.    The form may be signed by an executive officer of the
registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

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         1.       This form is required by Rule 12b-25 of the General Rules and
Regulations under the Securities and Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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